Exhibit 99

Financial Measures That Supplement GAAP
General Electric Company and Consolidated Affiliates

We sometimes refer to data derived from consolidated financial information but not required by GAAP to be presented in financial statements. Certain of these data are considered "non-GAAP financial measures" under SEC regulations. Specifically, we have referred to:

  first quarter 2004 revenue and earnings growth, excluding the Energy business and non-cash earnings from U.S. pension plans in the first quarters of 2003 and 2004; and

  first quarter 2004 industrial sales growth, excluding the Energy business in the first quarters of 2003 and 2004

Reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures – reported earnings before accounting change and industrial sales – follow.

	First quarter ended March 31

(In millions)	2004	2003	V%

Revenues	$33,350	$30,456
Less Energy revenues	3,865	4,376

Revenues excluding Energy	$29,485	$26,080	13

Earnings before accounting change	$3,240	$3,214
Less Energy earnings at 35% tax rate	404	576
Less Pension	4	202

Earnings excluding Energy and Pension	$2,832	$2,436	16

Industrial sales as reported	$16,680	$15,758
Less Energy sales	3,822	4,260

Industrial sales excluding Energy	$12,858	$11,498	12

We believe that meaningful analysis of our financial performance requires an understanding of the factors underlying that performance and our judgments about the likelihood that particular factors will repeat. In some cases, short-term patterns and long-term trends may be obscured by large factors or events. For example, events or trends in a particular segment may be so significant as to obscure patterns and trends of our industrial or financial services businesses in total. For this reason, we believe that investors may find it useful to see our first quarter 2004 revenues and earnings without the decline in sales of large gas turbines in the U.S. and decline in non-cash earnings from our U.S. pension plans. Similarly, we believe presentation of first quarter 2004 growth in industrial sales without the aforementioned decline in gas turbine sales is useful to investors.

We also refer to net revenues (revenues from services less interest and other financial charges) of the Commercial Finance and Consumer Finance segments. We provided reconciliations of net revenues to reported revenues for these segments on pages 19 and 21. Because net revenues is a common industry measure of margin, these disclosures will enable investors to compare the results of our businesses to others in the same industry.